

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 12, 2014

<u>Via facsimile</u>
Mr. Robert R. McEwen
Chief Executive Officer
McEwen Mining, Inc.
181 Bay Street, Suite 4750
Toronto, Ontario
Canada M5J 2T3

> **Re: McEwen Mining, Inc.**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed March 11, 2013**
> **Amendment No. 1 to Form 8-K**
> **Filed April 4, 2012**
> **Correspondence dated February 28, 2014**
> **File No. 001-33190**

Dear Mr. McEwen:

       We have reviewed your filing and response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2012</u>

<u>General</u>

1.   As soon as reasonably practicable, please amend your 2012 Form 10-K:
   - to incorporate the previously- provided disclosures discussed in comment 1;
   - to include the audited financial statements of MSC for the year ended December 31, 2012 in accordance with Rule 3-09 of Regulation S-X;

- to revise McEwen Mining's financial statements for any changes arising from the audit of MSC's financial statements; and
- to revise KPMG's audit report as necessary depending upon any changes made to McEwen Mining's financial statements as a result of auditing MSC, the division of responsibility depending upon which audit firm audits MSC and which firm assumes responsibility for the conversion of MSC's IFRS financial statements for purposes of equity method accounting on a US GAAP basis in McEwen Mining's financial statements.

Tell us how you considered Item 1B. Unresolved Staff Comments of Form 10-K in the 2013 Form 10-K in light of this matter.

2.   Amend Form S-3 to include a revised accounting consent that is signed and refers to the Minera Andes consolidated financial statements for December 31, 2011, as incorporated by reference to Form 8-K filed on April 4, 2012. Please advise us of the timing of filing the amendment.

Products, page 5

3.   We note your response to comment 1 that you will address the previous comments and provide additional disclosure in an amended Form 10-K. We reissue comment 1; please file your amended Form 10-K.

Item 9.A. Controls and Procedures, page 103

4.   In view of the missing set of financial statements in the Form 10-K in accordance with Rule 3-09 of Regulation S-X, please reconsider your conclusion regarding the effectiveness of disclosure controls and procedures as of December 31, 2012 and revise this section as necessary, or advise if you believe no revision is required, when you file the amended Form 10-K.

You may contact Brian McAllister at (202) 551-3341 if you have questions regarding the financial statements and related matters. You may contact George Schuler at (202) 551-3718 if you have any questions regarding engineering or related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining